UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SKYPEOPLE FRUIT JUICE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83086T208

(CUSIP Number)

SkyPeople International Holdings Group Limited

23F, China Development Bank Tower

No. 2, Gaoxin 1st Road

Xi’an, People’s Republic of China 710075

+86-29-88377281

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83086T208

1.	Names of Reporting Persons. SkyPeople International Holdings Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,375,639[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,375,639[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,375,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.2%[3]
14.	Type of Reporting Person (See Instructions) CO

[1]

In its capacity as holder of 100.0% of the equity interest in each of Golden Dawn International Limited and Everlasting Rich Limited (which wholly owns China Tianren Organic Food Holding Company Limited).

[2]

In its capacity as holder of 100.0% of the equity interest in each of Golden Dawn International Limited and Everlasting Rich Limited (which wholly owns China Tianren Organic Food Holding Company Limited).

[3]	Based on 26,661,499 shares of Common Stock outstanding as of November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 83086T208

1.	Names of Reporting Persons. V.X. Fortune Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,375,639[4]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,375,639[5]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,375,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.2%[6]
14.	Type of Reporting Person (See Instructions) CO

[4]	In its capacity as holder of 80.0% of the equity interest in SkyPeople International Holdings Group Limited.
[5]	In its capacity as holder of 80.0% of the equity interest in SkyPeople International Holdings Group Limited.
[6]	Based on 26,661,499 shares of Common Stock outstanding as of November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 83086T208

1.	Names of Reporting Persons. Fancylight Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,375,639[7]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,375,639[8]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,375,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.2%[9]
14.	Type of Reporting Person (See Instructions) CO

[7]	In its capacity as holder of 100.0% of the equity interest in V.X. Fortune Capital Limited, which in turn holds 80.0% of the equity interest in SkyPeople International Holdings Group Limited.
[8]	In its capacity as holder of 100.0% of the equity interest in V.X. Fortune Capital Limited, which in turn holds 80.0% of the equity interest in SkyPeople International Holdings Group Limited.
[9]	Based on 26,661,499 shares of Common Stock outstanding as of November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 83086T208

1.	Names of Reporting Persons. Yongke Xue
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,375,639[10]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,375,639[11]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,375,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.2%[12]
14.	Type of Reporting Person (See Instructions) IN

[10]

In his capacity as holder of 100.0% of the equity interest in Fancylight Limited, which in turn wholly-owns V.X. Fortune Capital Limited. Yongke Xue is the sole director of each of (i) SkyPeople International Holdings Group Limited, (ii) Fancylight Limited, (iii) V.X. Fortune Capital Limited, (iv) Golden Dawn International Limited and (v) Everlasting Rich Limited.

[11]

In his capacity as holder of 100.0% of the equity interest in Fancylight Limited, which in turn wholly-owns V.X. Fortune Capital Limited. Yongke Xue is the sole director of each of (i) SkyPeople International Holdings Group Limited, (ii) Fancylight Limited, (iii) V.X. Fortune Capital Limited, (iv) Golden Dawn International Limited and (v) Everlasting Rich Limited.

[12]	Based on 26,661,499 shares of Common Stock outstanding as of November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 83086T208

1.	Names of Reporting Persons. Golden Dawn International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,908,561
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,908,561
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,908,561
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%[13]
14.	Type of Reporting Person (See Instructions) CO

[13]	Based on 26,661,499 shares of Common Stock outstanding as of November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 83086T208

1.	Names of Reporting Persons. Everlasting Rich Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,467,078[14]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,467,078[15]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,078
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[16]
14.	Type of Reporting Person (See Instructions) CO

[14]	In its capacity as holder of 100.0% of the equity interest in China Tianren Organic Food Holding Company Limited.
[15]	In its capacity as holder of 100.0% of the equity interest in China Tianren Organic Food Holding Company Limited.
[16]	Based on 26,661,499 shares of Common Stock outstanding as of November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 83086T208

1.	Names of Reporting Persons. China Tianren Organic Food Holding Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,467,078
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,467,078
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,078
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[17]
14.	Type of Reporting Person (See Instructions) CO

[17]	Based on 26,661,499 shares of Common Stock outstanding as of November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 83086T208

1.	Names of Reporting Persons. Lin Bai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,467,078[18]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,467,078[19]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,078
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[20]
14.	Type of Reporting Person (See Instructions) IN

[18]	In her capacity as sole director of China Tianren Organic Food Holding Company Limited.
[19]	In her capacity as sole director of China Tianren Organic Food Holding Company Limited.
[20]	Based on 26,661,499 shares of Common Stock outstanding as of November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D jointly filed on September 24, 2012 (“Initial Statement”) by (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Yongke Xue, (iv) Golden Dawn International Limited, (v) Everlasting Rich Limited, (vi) China Tianren Organic Food Holding Company Limited and (vii) Lin Bai pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934 with respect to an acquisition of shares of common stock, par value $0.001 per share (the “Common Stock”) of SkyPeople Fruit Juice, Inc. (the “Issuer”), a corporation incorporated in the state of Florida.

This Amendment No. 1 is being filed by (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Fancylight Limited, (iv) Yongke Xue, (v) Golden Dawn International Limited, (vi) Everlasting Rich Limited, (vii) China Tianren Organic Food Holding Company Limited and (viii) Lin Bai (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and supplemented in its entirety as follows:

(a) Name	(b) • Residence address or business address or • Principal office (if person in column (a) is an entity)

(c)

•        Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted or

•        Principal business (if person in column (a) is an entity)

(f) Citizenship or jurisdiction of incorporation, as applicable

SkyPeople International Holdings Group Limited	23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	Cayman Islands

V.X. Fortune Capital Limited	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Fancylight Limited	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Yongke Xue	No.3, Xijuyuan Xiang, Lianhu District Xi’an, Shaanxi Province People’s Republic of China 710075

Chief Executive Officer and a Director of the Issuer.

Yongke Xue is also the sole director of each of (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Golden Dawn International Limited and (iv) Everlasting Rich Limited.

People’s Republic of China

Golden Dawn International Limited	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Everlasting Rich Limited	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

China Tianren Organic Food Holding Company Limited	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Lin Bai	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Lin Bai’s principal occupation is as a homemaker. Lin Bai is the sole director of China Tianren Organic Food Holding Company Limited.	People’s Republic of China

(d) Each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented in its entirety as follows:

Pursuant to a Share Exchange Agreement among SkyPeople International Holdings Group Limited, Golden Dawn International Limited, Hongke Xue, Yongke Xue, V.X. Fortune Capital Limited and Kingline International Limited dated September 14, 2012 (the “2012 Share Exchange Agreement”), Hongke Xue and Yongke Xue each contributed 11,736,626 and 171,935 shares of Common Stock of the Issuer, respectively, to Golden Dawn International Limited, a wholly-owned subsidiary of SkyPeople International Holdings Group Limited. In exchange as consideration, SkyPeople International Holdings Group Limited issued shares to V.X. Fortune Capital Limited (which is wholly owned by Yongke Xue through Fancylight Limited) and Kingline International Limited (which is wholly owned by Hongke Xue), resulting in Yongke Xue and Hongke Xue indirectly owning 80.0% and 9.4% of SkyPeople International Holdings Group Limited, respectively.

In addition, on September 14, 2012, the sole shareholder of China Tianren Organic Food Holding Company Limited, which holds 1,467,078 shares of Common Stock of the Issuer, transferred 100% of his interest in China Tianren Organic Food Holding Company Limited to Everlasting Rich Limited, a wholly-owned subsidiary of SkyPeople International Holdings Group Limited.

Following this transfer and the share exchange transaction described above, the shares reported in this Statement are held directly by Golden Dawn International Limited with respect to 11,908,561 shares and China Tianren Organic Food Holding Company Limited with respect to 1,467,078 shares. Both Golden Dawn International Limited and China Tianren Organic Food Holding Company Limited (through its parent Everlasting Rich Limited) are wholly-owned subsidiaries of SkyPeople International Holdings Group Limited. As a result, each of Yongke Xue, Fancylight Limited, V.X. Fortune Capital Limited and SkyPeople International Holdings Group Limited indirectly beneficially owns an aggregate of 13,375,639 shares of Common Stock of the Issuer.

The description in this Statement of the share exchange transaction is qualified in its entirety by reference to the full text of the 2012 Share Exchange Agreement, a copy of which is filed as Exhibit 99.2 and incorporated by reference in this Statement.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Issuer and to take action with respect thereto):

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

The Reporting Persons intend to review and evaluate their holdings in the Common Stock of the Issuer on a continuing basis and, depending upon their review and evaluation of the price and availability of the securities of the Issuer, the business of the Issuer, subsequent developments affecting the Issuer, the prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors they deem to be relevant, may consider increasing, decreasing or disposing their holdings in the Common Stock of the Issuer. As a part of such review and evaluation, the Reporting Persons may hold discussions with the Issuer’s management and directors, other shareholders and other interested parties.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and supplemented in its entirety as follows:

(a) All percentages of Common Stock beneficially owned described in this Statement are based on 26,661,499 shares of Common Stock outstanding as of November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

1. SkyPeople International Holdings Group Limited, through its wholly-owned subsidiaries of Golden Dawn International Limited and Everlasting Rich Limited (which wholly owns China Tianren Organic Food Holding Company Limited) has beneficial ownership of an aggregate of 13,375,639 shares of Common Stock of the Issuer. SkyPeople International Holdings Group Limited’s beneficial ownership in the Common Stock represented approximately 50.2% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of SkyPeople International Holdings Group Limited under Section 13(d) of the Act.

2. V.X. Fortune Capital Limited, through its 80.0% equity interest in SkyPeople International Holdings Group Limited, has beneficial ownership of an aggregate of 13,375,639 shares of Common Stock of the Issuer. V.X. Fortune Capital Limited’s beneficial ownership in the Common Stock represented approximately 50.2% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of V.X. Fortune Capital Limited under Section 13(d) of the Act.

3. Fancylight Limited, who owns a 100.0% equity interest in V.X. Fortune Capital Limited, has beneficial ownership of an aggregate of 13,375,639 shares of Common Stock of the Issuer. Fancylight Limited’s beneficial ownership in the Common Stock represented approximately 50.2% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Yongke Xue under Section 13(d) of the Act.

4. Yongke Xue, through its wholly-owned subsidiary of Fancylight Limited, which owns a 100.0% equity interest in V.X. Fortune Capital Limited, has beneficial ownership of an aggregate of 13,375,639 shares of Common Stock of the Issuer. Yongke Xue’s beneficial ownership in the Common Stock represented approximately 50.2% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Yongke Xue under Section 13(d) of the Act.

5. Golden Dawn International Limited has beneficial ownership of an aggregate of 11,908,561 shares of Common Stock of the Issuer. Golden Dawn International Limited’s beneficial ownership in the Common Stock represented approximately 44.7% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Golden Dawn International Limited under Section 13(d) of the Act.

6. Everlasting Rich Limited, through its wholly-owned subsidiary China Tianren Organic Food Holding Company Limited, has beneficial ownership of an aggregate of 1,467,078 shares of Common Stock of the Issuer. Everlasting Rich Limited’s beneficial ownership in the Common Stock represented approximately 5.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Everlasting Rich Limited under Section 13(d) of the Act.

7. China Tianren Organic Food Holding Company Limited has beneficial ownership of an aggregate of 1,467,078 shares of Common Stock of the Issuer. China Tianren Organic Food Holding Company Limited’s beneficial ownership in the Common Stock represented approximately 5.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of China Tianren Organic Food Holding Company Limited under Section 13(d) of the Act.

8. Lin Bai, as sole director of China Tianren Organic Food Holding Company Limited, has beneficial ownership of an aggregate of 1,467,078 shares of Common Stock of the Issuer. Lin Bai’s beneficial ownership in the Common Stock represented approximately 5.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Lin Bai under Section 13(d) of the Act.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement other than the securities actually owned by such person, if any.

(b)

1. SkyPeople International Holdings Group Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 13,375,639 shares of Common Stock of the Issuer.

2. V.X. Fortune Capital Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 13,375,639 shares of Common Stock of the Issuer.

3. Fancylight Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 13,375,639 shares of Common Stock of the Issuer.

4. Yongke Xue may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 13,375,639 shares of Common Stock of the Issuer.

5. Golden Dawn International Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 11,908,561 shares of Common Stock of the Issuer.

6. Everlasting Rich Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,467,078 shares of Common Stock of the Issuer.

7. China Tianren Organic Food Holding Company Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,467,078 shares of Common Stock of the Issuer.

8. Lin Bai may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,467,078 shares of Common Stock of the Issuer.

(c) Other than as reported herein, each of the Reporting Persons has not effected any transactions in the Common Stock during the past 60 days.

(d)

1. To the knowledge of SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited and Yongke Xue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 13,375,639 shares of Common Stock over which SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited and Yongke Xue have beneficial ownership.

2. To the knowledge of Golden Dawn International Limited, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 11,908,561 shares of Common Stock over which Golden Dawn International Limited has beneficial ownership.

3. To the knowledge of Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,467,078 shares of Common Stock over which Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai have beneficial ownership.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented in its entirety as follows:

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer, except for the following:

Under the terms of:

(i) a Share Charge between China Tianren Organic Food Holding Company Limited, Golden Dawn International Limited and Vandi Investments Limited dated December 28, 2012 (the “Vandi Share Charge”) and

(ii) a Share Charge between China Tianren Organic Food Holding Company Limited, Golden Dawn International Limited and COFCO (Beijing) Agricultural Industrial Equity Investment Fund dated December 28, 2012 (the “COFCO Share Charge”, together with the Vandi Share Charge, the “Share Charges”, or each, a “Share Charge”),

China Tianren Organic Food Holding Company Limited and Golden Dawn International Limited (together, the “Chargors” or each, a “Chargor”) have pledged their respective shares in the Common Stock of the Issuer in favor of Vandi Investments Limited and COFCO (Beijing) Agricultural Industrial Equity Investment Fund (together, the “Chargees” or each, a “Chargee”) in the amounts as set forth below:

Name of Chargor	Place of incorporation of Chargor	Number of charged shares of Common Stock	Share certificate number	Name of Chargee
China Tianren Organic Food Holding Company Limited	British Virgin Islands	733,539	SP05133	Vandi Investments Limited
Golden Dawn International Limited	British Virgin Islands	5,868,313	SP05128	Vandi Investments Limited
China Tianren Organic Food Holding Company Limited	British Virgin Islands	733,539	SP05132	COFCO (Beijing) Agricultural Industrial Equity Investment Fund
Golden Dawn International Limited	British Virgin Islands	5,868,313	SP05129	COFCO (Beijing) Agricultural Industrial Equity Investment Fund

The description in this Amendment No. 1 of the Vandi Share Charge and the COFCO Share Charge are qualified in their entirety by reference to the full text of the Vandi Share Charge and the COFCO Share Charge. A copy of the Vandi Share Charge is filed as Exhibit 99.3 and is incorporated by reference in this Amendment No. 1. A copy of the COFCO Share Charge is filed as Exhibit 99.4 and is incorporated by reference in this Amendment No. 1.

Each of the Share Charges becomes enforceable following the delivery of a written notice given by a Chargee to the Chargors after the occurrence of an event of default which is continuing and stating that the Share Charge has become enforceable. Following the delivery of such notice to the Chargors: (a) the Chargees shall be entitled to exercise or direct the exercise of the voting and other rights attached to the charged shares as it sees fit and (b) each Chargor shall comply or procure the compliance with any directions of the Chargee in respect of the exercise of those rights and shall promptly following a written request by the Chargee execute and/or deliver to the Chargee such forms of proxy as it may require in connection with that exercise. In addition, the Chargees shall have the statutory power of sale, of appointing a receiver and other statutory powers conferred on mortgagees by Section 51 (Powers of mortgagee and receiver) and Section 53 (Sale by mortgagee) of the Conveyancing and Property Ordinance (Cap. 219) of the Laws of Hong Kong (“CPO”) and the Fourth Schedule (Powers of mortgagee and receiver) to the CPO as varied and extended by each of the Share Charge after the Share Charge becomes enforceable and no restriction imposed by any ordinance or other statutory provision in relation to the exercise of any power of sale shall apply to the Share Charges.

Key events of default include (but are not limited to):

1. V.X. Fortune Capital Limited fails to pay any principal or premium in respect of the notes which V.X. Fortune Capital Limited issued to a certain investor (the “Notes”) on the due date for payment thereof or fails to pay any redemption price or premium in respect of the preferred shares which V.X. Fortune Capital Limited issued to a certain investor (“the Preferred Shares”) on the due date for redemption thereof;

2. V.X. Fortune Capital Limited fails to pay any interest on any of the Notes or dividend on any of the Preferred Shares within three (3) Business Days of the due date for payment thereof, wherein “Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for normal business in Hong Kong and the PRC ;

3. V.X. Fortune Capital Limited fails to transfer any shares in SkyPeople International Holdings Group Limited as and when such shares in SkyPeople International Holdings Group Limited are requested to be transferred following exercise of the exchange rights attaching the Notes or the Preferred Shares;

4. (i) any other present or future indebtedness of SkyPeople International Holdings Group Limited or any of its subsidiaries from time to time (each a “Group Company”) for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (ii) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (iii) any Group Company fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the principal amount of the relevant indebtedness, guarantees and indemnities in respect of any single event mentioned above in this paragraph have occurred shall be no less than US$1,000,000;

5. a resolution is passed or an order of a court of competent jurisdiction is made for the bankruptcy, winding up or dissolution of any Group Company except (i) for the purposes of or pursuant to and followed by a consolidation or amalgamation with or merger into SkyPeople International Holdings Group Limited or any other Group Company, (ii) for the purposes of or pursuant to and followed by a consolidation, amalgamation, merger or reconstruction (other than as described in (i) above) the terms of which shall have previously been approved by certain investors to whom the Notes and the Preferred Shares were issued, such approval not to be unreasonably withheld or delayed or (iii) by way of a voluntary winding up or dissolution where there are surplus assets in such subsidiary and such surplus assets attributable to SkyPeople International Holdings Group Limited and/or any other subsidiary are distributed to the Company and/or any such other subsidiary;

6. an encumbrancer takes possession or a receiver is appointed over the whole or a material part of the assets or undertaking of any Group Company;

7. a distress, execution or seizure order before judgment is levied or enforced upon or issued out against the whole or a material part of the property of any Group Company (as the case may be) and is not discharged within forty-five (45) days thereof;

8. any Group Company is unable to pay its debts as and when they fall due or any Group Company shall initiate or consent to proceedings relating to itself under any applicable bankruptcy, reorganization or insolvency law or make an assignment for the benefit of, or enter into any composition with, its creditors;

9. proceedings shall have been initiated against any Group Company under any applicable bankruptcy, reorganization or insolvency law and such proceedings shall not have been discharged or stayed within a period of sixty (60) days;

10. any step is taken by any person for the appointment of a liquidator (including provisional liquidator), receiver, judicial manager, trustee, administrator, agent or similar officer of any Group Company or over all or any part of the assets of any Group Company;

11. (i) any step is taken by any judicial, governmental or administrative authority with a view to the seizure, compulsory acquisition, expropriation or nationalization of all or a material part of the assets of any Group Company or (ii) any Group Company is prevented from exercising normal control over all or a material part of its property, assets and revenue;

12. NPAT of the Issuer as shown in the audited consolidated financial statements of the Issuer for each of the financial year ended December 31, 2013 and 2014 is less than the NPAT for the previous financial year, wherein “NPAT” of an entity means in relation to any financial year, the audited consolidated net profit of the entity after tax and minority interests but excluding exceptional and extraordinary items and before provision on dividends and withholding tax shown in the relevant audited accounts and as determined by reference to the audited consolidated financial statements of the entity;

13. the audited consolidated net asset value of the Issuer as shown in the audited financial statements issued by the Issuer is at any time less than US$140,000,000;

14. the Issuer’s VWAP is less than US$1.15 (subject to any consolidation, subdivision or reclassification of the shares of the Issuer) for each of five (5) consecutive Share Trading Days, wherein a Share Trading Day means a day on which NASDAQ is open for securities trading and the shares of the Issuer are capable of being traded on NASDAQ without limitation or restriction and “VWAP” means, in relation to a Share Trading Day, the volume weighted average price per share of the Issuer traded on NASDAQ, as reported by Bloomberg LP;

15. the shares of the Issuer have been suspended for trading for more than fifteen (15) Business Days or cease to be listed on NASDAQ;

16. for any reason the Notes, the Preferred Shares or any part thereof is not exchangeable into the ordinary shares of SkyPeople International Holdings Group Limited;

17. the Issuer ceases to be a subsidiary of SkyPeople International Holdings Group Limited;

18. Golden Dawn International Limited sells, withdraws, transfers or otherwise disposes of all or any part of the 171,935 shares of the common stock of the Issuer held through a brokerage account (the “171,935 Shares”), without the consent of certain investors to whom the Notes and the Preferred Shares were issued; and

19. Golden Dawn International Limited fails to execute and deliver a share charge or any other documents as required to effect such share charge (in a form agreed by certain investors to whom the Notes and the Preferred Shares were issued) in favor of certain investors to whom the Notes and the Preferred Shares were issued in respect of the 171,935 Shares within ten (10) Business Days of the date of a written notice issued to Golden Dawn International Limited by certain investors to whom the Notes and the Preferred Shares were issued.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented in its entirety as follows:

Exhibit Number	Description

99.1(a)*	Joint Filing Agreement among SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Yongke Xue, Golden Dawn International Limited, Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai dated September 24, 2012

99.1(b)	Joint Filing Agreement among SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited, Yongke Xue, Golden Dawn International Limited, Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai dated January 4, 2013

99.2*	Share Exchange Agreement among SkyPeople International Holdings Group Limited, Golden Dawn International Limited, Hongke Xue, Yongke Xue, V.X. Fortune Capital Limited and Kingline International Limited dated September 14, 2012

99.3	Share Charge between China Tianren Organic Food Holding Company Limited, Golden Dawn International Limited and Vandi Investments Limited dated December 28, 2012

99.4	Share Charge between China Tianren Organic Food Holding Company Limited, Golden Dawn International Limited and COFCO (Beijing) Agricultural Industrial Equity Investment Fund dated December 28, 2012

*	Previously filed with the Initial Statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 4, 2013

SkyPeople International Holdings Group Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

V.X. Fortune Capital Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

Fancylight Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

Yongke Xue

By:	/s/ Yongke Xue
Name:	Yongke Xue

Golden Dawn International Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

Everlasting Rich Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

China Tianren Organic Food Holding Company Limited

By:	/s/ Lin Bai
Name:	Lin Bai
Title:	Sole Director

Lin Bai

By:	/s/ Lin Bai
Name:	Lin Bai